SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Teva Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

881624209

(CUSIP Number)

A. Robert D. Bailey, Esq.

Chief Legal Officer and

Corporate Secretary

Allergan plc

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

(862) 261-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP No. 881624209	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Allergan EquiCo B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,291,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,291,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,291,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO
*	The calculation assumes that there are a total of 1,014,378,639 Ordinary Shares outstanding as of August 2, 2016, which is based on public information filed by the Issuer.

13D

CUSIP No. 881624209	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Warner Chilcott Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,291,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,291,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,291,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO/HC
*	The calculation assumes that there are a total of 1,014,378,639 Ordinary Shares outstanding as of August 2, 2016, which is based on public information filed by the Issuer.

13D

CUSIP No. 881624209	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Warner Chilcott plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,291,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,291,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,291,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO/HC
*	The calculation assumes that there are a total of 1,014,378,639 Ordinary Shares outstanding as of August 2, 2016, which is based on public information filed by the Issuer.

13D

CUSIP No. 881624209	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Allergan plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,291,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,291,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,291,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO/HC
*	The calculation assumes that there are a total of 1,014,378,639 Ordinary Shares outstanding as of August 2, 2016, which is based on public information filed by the Issuer.

Item 1.  Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares of Teva Pharmaceutical Industries Ltd. (the “Issuer”), par value NIS 0.10 per share (the “Ordinary Shares”), a portion of which is represented by American Depositary Shares (the “ADSs”) each representing one Ordinary Share, which are traded on the New York Stock Exchange. The principal offices of the Issuer are located at 5 Basel Street, Petach Tikva 4951033, Israel.

Item 2.  Identity and Background

This Schedule 13D is being jointly filed on behalf of Allergan EquiCo, B.V., a private company with limited liability incorporated under Dutch law (“Allergan EquiCo”), Warner Chilcott Limited, a Bermuda exempt company, Warner Chilcott plc, an Irish public limited company and Allergan plc, an Irish public limited company (“Allergan”) (each such filer, a “Reporting Person” and collectively, the “Reporting Persons”).

Allergan is the indirect parent company of Allergan EquiCo. Allergan EquiCo is a wholly-owned direct subsidiary of Warner Chilcott Limited. Warner Chicott Limited is a wholly-owned direct subsidiary of Warner Chilcott plc. Warner Chicott plc is a wholly-owned direct subsidiary of Allergan. Because of the relationship of Allergan EquiCo to Warner Chilcott Limited, Warner Chilcott plc and Allergan, each such Reporting Person may be deemed to beneficially own the Shares.

Allergan’s principal business is developing, manufacturing and commercializing innovative branded pharmaceuticals, devices and biologic products for patients around the world. Warner Chilcott plc and Warner Chilcott Limited are principally engaged in the business of being intermediate holding companies of Allergan. Allergan EquiCo is principally engaged in the business of holding the Ordinary Shares. The principal offices of each Reporting Person are listed on Schedule I hereto.

The name, country of citizenship, residence or business address and present principal occupation or employment of each director and executive officer of each Reporting Person are listed on Schedule I hereto.

During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.  Purpose of Transaction

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons intend to cause the disposition of the Shares (as defined below) over time, subject to, among other things, applicable contractual and legal requirements and market conditions.

As described in Item 6, in connection with the execution of the Purchase Agreement (defined below), Allergan and the Issuer entered into the Stockholders Agreement, dated as of August 2, 2016, (the “Stockholders Agreement”), which sets forth certain agreements, including with respect to transfer restrictions, voting arrangements, standstill provisions, registration rights and certain other matters.

Page 6 of 14 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Stockholders Agreement, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Ordinary Shares and ADSs, conditions in the securities markets, tax conditions, general economic and industry conditions and other factors deemed relevant by the Reporting Persons, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

Without limiting the foregoing, and subject to the terms of the Stockholders Agreement, the Reporting Persons and any of the persons listed in Schedule I hereto may, from time to time, acquire or cause affiliates to acquire additional Ordinary Shares or other securities of the Issuer (including ADSs), dispose, or cause affiliates to dispose, of some or all of the Ordinary Shares or other securities of the Issuer (including in the open market, private transactions, block trades, registered sales or otherwise) or continue to hold, or cause affiliates to hold, Ordinary Shares or other securities of the Issuer (or any combination or derivative thereof). In particular and without limiting the foregoing, and subject to the terms of the Stockholders Agreement, the Reporting Persons intend, from time to time depending on the various factors described above, to cause Allergan EquiCo to dispose of Ordinary Shares, including pursuant to registered sales under any available shelf registration statement and to deliver to the Issuer demand requests in connection therewith.

In addition, without limitation, subject to the terms of the Stockholders Agreement, the Reporting Persons may from time to time engage in discussions with management, the board of directors, and/or other shareholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, articles of incorporation, regulations, corporate documents, agreements, de-listing or de-registration of the Issuer.

Other than as described herein and subject to the Stockholders Agreement none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although subject to the applicable provisions of the Stockholder Agreement, the Reporting Persons or any of the persons listed on Schedule I hereto, may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)–(b) The following disclosure assumes that there are a total of 1,014,378,639 Ordinary Shares outstanding as of August 2, 2016, which is based on public information filed by the Issuer.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 100,291,067 Ordinary Shares, which constitutes approximately 9.9% of the outstanding Ordinary Shares.

(c) Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Page 7 of 14 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchase Agreement

Pursuant to the Master Purchase Agreement, dated July 26, 2015, between the Issuer and Allergan (the “Purchase Agreement”), the Issuer agreed to acquire Allergan’s global generics business including the United States and international generic commercial units, Allergan’s third-party supplier Medis, Allergan’s global generic manufacturing operations, global generic research and development unit, international OTC commercial unit (excluding OTC eye care products) and some established international brands, for a combination of cash and Common Stock (the “Teva Transaction”). On July 27, 2016, the Federal Trade Commission accepted the proposed consent order in connection with the Teva Transaction, satisfying the final regulatory approval requirement to complete the transaction. Pursuant to the Purchase Agreement, on August 2, 2016, the transaction was closed and Allergan received $33.53 billion in cash and 100,291,067 Ordinary Shares (the “Shares”).

References to and descriptions of the Purchase Agreement and Stockholders Agreement set forth herein do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and Stockholders Agreement which have been filed as Exhibits 2 and 3 and are incorporated by reference herein.

Stockholders Agreement

The Stockholders Agreement sets forth certain agreements regarding transfer restrictions, voting arrangements, standstill provisions, registration rights and certain other matters.

The Stockholders Agreement generally restricts any transfers of the Shares by Allergan or any of its affiliates during the 12-month period commencing on August 2, 2016, subject to certain limited exceptions.

Pursuant to the Stockholders Agreement, so long as the number of Ordinary Shares (or ADSs) owned by Allergan and its affiliates is greater than or equal to 5% of the then issued and outstanding Ordinary Shares, Allergan and its affiliates shall cause all such Ordinary Shares that include voting rights to be voted (i) in favor of all those persons nominated and recommended to serve as directors of the Issuer by the Board of Directors of the Issuer or any applicable committee thereof, (ii) with respect to any matter directly relating to remuneration of directors, directors’ insurance or indemnification or release from liability of directors in a manner proportionally consistent with the vote of Ordinary Shares not owned by Allergan and its affiliates, and (iii) with respect to any other action, proposal or matter to be voted on by the shareholders of the Issuer, in accordance with the recommendation of the Board of Directors of the Issuer or any applicable committee thereof (so long as a majority of directors at the time of such recommendation are Incumbent Directors (as defined in the Stockholders Agreement). Allergan and its affiliates shall be free to vote at their discretion in connection with any proposal submitted to a vote of the shareholders of the Issuer in respect of (A) the issuance of equity securities in connection with any merger, consolidation or business combination of the Issuer, (B) any merger, consolidation or business combination of the Issuer or (C) the sale of all or substantially all the assets of the Issuer, except, in each case where such proposal has not been approved or recommended by the Board of Directors of the Issuer, in which case Allergan and its affiliates shall vote as provided above.

The Stockholders Agreement contains a standstill provision that is effective until the date on which the number of Ordinary Shares beneficially owned by Allergan and its affiliates represents less than 5% of the then issued and outstanding Ordinary Shares.

Allergan and its affiliates and permitted transferees will be entitled to (i) after nine months following the closing of the Teva Transaction, up to four demand registration rights with respect to registration to be effective on or after the date that is one year after the date of the closing of the Teva Transaction and (ii) piggyback registration if the Issuer registers securities for its own account. Allergan and its affiliates may be required to enter into lock-up arrangements, from time to time, in connection with underwritten offerings. Allergan’s registration rights will terminate when the Shares are no longer Registrable Securities as defined in the Stockholders Agreement, including when the Shares held by Allergan can be freely sold by Allergan pursuant to Rule 144 under the Securities Act of 1933, as amended, without any restriction whatsoever pursuant to Rule 144.

Page 8 of 14 Pages

The Stockholders Agreement will automatically terminate upon the date Allergan and its affiliates no longer beneficially own Ordinary Shares received upon the closing of the Teva Transaction representing in the aggregate at least 1% of the issued and outstanding Ordinary Shares.

Except for the Purchase Agreement and Stockholders Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits

1.	Agreement of Joint Filing by Allergan plc, Warner Chilcott plc, Warner Chilcott Limited and Allergan EquiCo B.V. dated August 3, 2016.

2.	Master Purchase Agreement, dated July 26, 2015, by and between Teva Pharmaceutical Industries Ltd. and Allergan plc. (incorporated by reference to Exhibit 2.1 to Allergan plc’s Current Report on Form 8-K filed with the Commission on July 28, 2015).

3.	Stockholders Agreement, dated as of August 2, 2016, by and between Teva Pharmaceutical Industries Ltd. and Allergan plc.

4.	Authorization and designation letter on behalf of Allergan EquiCo B.V. dated August 3, 2016.

Page 9 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2016

Allergan plc

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Chief Legal Officer and Corporate Secretary

Warner Chilcott plc

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Director

Warner Chilcott Limited

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Secretary

Allergan EquiCo B.V.

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey on behalf of Allergan EquiCo B.V. (1)
Title: Director

(1)	A. Robert D. Bailey is signing on behalf of Allergan EquiCo B.V. pursuant to an authorization and designation letter dated August 3, 2016, filed as Exhibit 4 to this Schedule 13D.

Page 10 of 14 Pages

Schedule I

Principal executive offices and principal business offices of the Reporting Persons:

Allergan plc:

Clonshaugh Business and Technology Park

Coolock

Dublin, D17 E400

Ireland

Its administrative headquarters are located at:

Morris Corporate Center III

400 Interpace Parkway

Parsippany, New Jersey 07054

Warner Chilcott plc:

Clonshaugh Business and Technology Park

Coolock

Dublin, D17 E400

Ireland

Warner Chilcott Limited:

Cannon’s Court 22

Victoria Street

Hamilton, HM 12

Bermuda

Allergan EquiCo B.V.:

Keizerstraat 13

4811 HL Breda

Netherlands

Page 11 of 14 Pages

Officers and Directors of Reporting Persons:

All addresses are c/o Allergan plc, Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland.

	Name	Director/Executive Officer	Principal Occupation/Employer
Allergan plc
	Nesli Basgoz	Director	Associate Chief and Clinical Director for Clinical Affairs, Division of Infectious Diseases at Massachusetts General Hospital
	Paul M. Bisaro	Director	Executive Chairman of the Board of Directors, Allergan plc
	James H. Bloem	Director	Retired
	Christopher W. Bodine	Director	Retired
	Christopher J. Coughlin	Director	Senior Advisor, McKinsey & Co.,
	Michael R. Gallagher	Director	Retired
	Catherine M. Klema	Director	President, Nettleton Advisors LLC
	Peter J. McDonnell, M.D.	Director	Director and William Holland Wilmer Professor of the Wilmer Eye Institute, Johns Hopkins University School of Medicine
	Patrick J. O’Sullivan	Director	Retired
	Brenton L. Saunders	Director, Officer	Chief Executive Officer and President, Allergan plc
	Ronald R. Taylor	Director	President, Tamarack Bay, LLC
	Fred G. Weiss	Director	Managing Director, FGW Consultancy LLC
	Robert A. Stewart	Officer	Chief Operating Officer
	William Meury	Officer	Chief Commercial Officer
	C. David Nicholson, PhD	Officer	Chief R&D Officer
	Maria Teressa Hilado	Officer	Chief Financial Officer
	A. Robert D. Bailey	Officer	Chief Legal Officer and Corporate Secretary
	Karen Ling	Officer	Chief Human Resources Officer
	James C. D’Arecca	Officer	Chief Accounting Officer
Warner Chilcott plc
	A. Robert D Bailey	Director	Executive Vice President, Chief Legal Officer and Corporate Secretary, Allergan, plc
	Robert Whiteford	Director	Allergan plc
	Tom Nelligan	Director	Allergan plc
Warner Chilcott Limited
	Robert Whiteford	Director	Allergan plc
	Donnan Hurst	Director	Allergan plc
Allergan EquiCo B.V.
	Maurice Mulders	Managing Director	Allergan plc
	Machiel Moret	Managing Director	Allergan plc

Page 12 of 14 Pages

Citizenship:

Mr. Sullivan, a director at Allergan, plc is a citizen of Ireland. Mr. Whiteford, a director of Warner Chilcott plc and Warner Chilcott Limited, is a citizen of the United Kingdom and Ireland. Mr. Hurst, a director of Warner Chilcott Limited, is a citizen of Ireland. All other directors and officers are citizens of the United States.

Page 13 of 14 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by Allergan plc, Warner Chilcott plc, Warner Chilcott Ltd. and Allegan EquiCo B.V. dated August 3, 2016.

2.	Master Purchase Agreement, dated July 26, 2015, by and between Teva Pharmaceutical Industries Ltd. and Allergan plc. (incorporated by reference to Exhibit 2.1 to Allergan plc’s Current Report on Form 8-K filed with the Commission on July 28, 2015).

3.	Stockholders Agreement, dated as of August 2, 2016, by and between Teva Pharmaceutical Industries Ltd. and Allergan plc.

4.	Authorization and Designation Letter, dated August 3, 2016, by Allergan EquiCo B.V.

Page 14 of 14 Pages